Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

August 2, 2010

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re: Revolutions Medical Corporation
Amendment No.2 to Registration Statement on Form S-1
Filed July 12, 2010
File No. 333-164348

Dear Mr. Kruczek:

By letter dated July 21, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement on Form S-1 originally filed on May 24, 2010 and subsequently amended on each of June 23, 2010 and July 12, 2010 (collectively, the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Risk Factors, page 10

1. Regarding prior comment 2:

•
Clarify how you determined that the terms of the Drawdown Equity Financing Agreement “have not changed.” We note that the purchase price provision in Exhibit 10.2 differs from the purchase price provision in Exhibit 10.1 to the Form 8-K filed on April 26, 2010.

•
Given the signatures and date on Exhibit 10.1 to that Form 8-K, it appears that you and the counterparty executed the agreement that contained the “scrivener’s error.” Therefore, it also appears that either you or your counterparty would have been entitled to seek to enforce the terms of that agreement. As such, it remains unclear how the subsequent “correction” evidenced in Exhibit 10.2 was consistent with Section 5 of the Securities Act.

•
If you believe that Exhibit 10.1 to the Form 8-K filed on April 26, 2010 did not reflect your actual understanding with Auctus, as indicated by your response, then it appears the agreement to sell shares to Auctus was not complete until Exhibit 10.2 was executed. Since that exhibit was executed after you filed this registration statement, it continues to appear that the transaction with Auctus was not complete at the time you filed this registration statement.

RESPONSE: On April 26, 2010, the Company accidently filed a prior draft of the Drawdown Equity Financing Agreement as Exhibit 10.1 to the Company’s Current Report on Form 8-K (the “Current Report”).  The prior draft contained a scrivener’s error as it related to the purchase price, although the correct description of the purchase price term of the final executed agreement was properly disclosed in body of the Current Report.  Based on  our misinterpretation of a phone conversation with the Staff and in response to prior comment number 2, we incorrectly filed the final executed version of the Drawdown Equity Financing Agreement as Exhibit 10.2 to the Company’s Registration Statement on Form S-1/A, as filed with the Commission on June 23, 2010.  This document was incorrectly labeled as an “amended” agreement and included an incorrect date of June 22, 2010. In hind sight we should have filed the correct and final agreement executed by the parties on April 22, 2010.

The terms of the Drawdown Equity Financing Agreement have never changed since the agreement was originally executed by the parties on April 22, 2010, and therefore, the transaction with Auctus was complete at the time we filed the Registration Statement. We have attached the final executed Drawdown Equity Financing Agreement as Exhibit 10.2 to the amended Registration Statement.

Further, the Company agrees and acknowledges that:

(1)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer